UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 268th MEETING OF THE BOARD OF DIRECTORS

1. DATE, HOUR AND VENUE: April 27, 2015, at 7 p.m., at the office of Telefônica Brasil S.A. (“Company”), located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Mr. Antonio Carlos Valente da Silva – Chairman of the Board of Directors; and Mr. Breno Rodrigo Pacheco de Oliveira – Secretary of the Board of Directors.

3. PARTICIPANTS: Directors that subscribed the minutes, as prescribed by article 19, paragraph 4, of the Bylaws, with necessary quorum for holding and resolution.

4. DISCUSSIONS AND RESOLUTIONS: The Directors approved, by unanimous decision, the following matters:

4.1.         Approve the unitary issuance price of common shares, nominative, no par value, issued by the Company ("Common Shares"), and the unitary issuance price of the preferred shares, nominative, no par value, issued by Company ("Preferred Shares" and, together with the Common Shares, the "Shares"), including in the form of American Depositary Shares ("ADSs"), each ADS representing one preferred share and represented by an American Depositary Receipt ( "ADR"), under the Public Offering for Primary Distribution of Shares to be held simultaneously in Brazil, in non-organized over the counter market ("Brazilian Offering") and abroad ("International Offering" and, together with the Brazilian Offering, "Global Offering") by means of relevant registration with the Comissão de Valores Mobiliários ("CVM"), pursuant to CVM Instruction 400, of December 29, 2003, as amended ("CVM Instruction 400"), and with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended. The issuance price of R$47.00 (forty-seven reais) per Preferred Share was determined after completion of the procedure of collection of investment intentions from institutional investors ("Bookbuilding Procedure"), in accordance with Article 23, paragraph 1, and Article 44 of CVM Instruction 400, and in accordance with the provisions of Article 170, paragraph 1, item III, of Law No. 6,404 of December 15, 1976, as amended ("Law of Corporations"), which was conducted by intermediary financial institutions contracted by the Company to assist it in the implementation of the Global Offering, and had as a parameter (a) the price of preferred shares issued by the Company on BM&FBOVESPA, and (b) the indications of interest, depending on the quality and amount of demand (volume and price), collected with institutional investors during the bookbuilding process being, therefore, the market price criterion justified, given that such price will not promote unjustified dilution of other shareholders of the Company. The issuance price of R$38.47 (thirty-eight reais and forty-seven cents) per Common Share was determined as the price per Preferred Share determined after the completion of the bookbuilding process, applying a discount of 18.14%, which represents the average discount rate of trading price of the common shares issued by the Company in relation to the trading price of the preferred shares issued by the Company in the three (3) months prior to March 26, 2015, to assess, as faithfully as possible, the market price of the two species of shares, properly reflecting market conditions relationships between these species as a result of significantly lower liquidity of the common shares compared to preferred shares. In the International Offering, the unitary issuance price of ADSs was set at US$13.08 (thirteen dollars and eight cents) per ADS ("Price per ADS"). The conversion of the issuance price was based on the exchange rate (PTAX, option "accounting prices", currency United States dollar) provided by the Central Bank of Brazil, through the Central Bank Information System - SISBACEN on April 27, 2015;

4.2.         Approve the allocation of all funds raised by the Company with the Global Offering to the Company’s capital stock account;

4.3.         Approve the increase of the Company's capital stock, within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws and with the exclusion of preemptive rights of the Company's current shareholders, pursuant to Article 172 of Law of Corporations, in the amount of R$15,812,000,038.80 (fifteen billion, eight hundred and twelve million, thirty-eight reais and eighty cents), the Company's capital stock increasing from R$37,798,109,745.03 (thirty-seven billion, seven hundred and ninety-eight million, one hundred and nine thousand, seven hundred and forty-five reais and three cents) to R$53,610,109,783.83 (fifty-three billion, six hundred and ten million, one hundred and nine thousand, seven hundred and eighty-three reais and eighty-three cents) through the issuance of 121,711,240 (one hundred and twenty-one million, seven hundred and eleven thousand, two hundred and forty) Common Shares at an unitary issuance price of R$38.47 (thirty-eight reais and forty-seven cents), and 236,803,588 (two hundred and thirty-six million, eight hundred and three thousand, five hundred and eighty-eight) Preferred Shares, at an unitary issuance price of R$47.00 (forty-seven reais). The common shares, preferred shares and ADSs issued as a result of the capital increase will entitle their holders, from the date of disclosure of the Global Offering announcement of commencement, the same rights assigned respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, under the Company's Bylaws and the Law of Corporations, fully participating in dividends and other distributions that may be declared from the date of publication of the Global Offering announcement of commencement;

4.4.         Approve the content of the final prospectus of the Brazilian Offering and of the pricing and final prospectuses;

4.5.     Reiterate the authorization granted to the Company's Management to perform any and all acts necessary for the attainment of the Global Offering, including the celebration of all contracts and documents necessary for the realization of the Global Offering.

With nothing else to address, the Meeting was adjourned and this minutes was drafted by the Board’s Secretary, which was approved and signed by the attending Directors, and drafted in the book of minutes. São Paulo, April 27, 2015. (a.a.) Antonio Carlos Valente da Silva – Board of Directors’ Chairman; Santiago Fernández Valbuena – Board of Directors’ Vice-Chairman; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Roberto Oliveira de Lima. Board of Directors’ Secretary: Mr. Breno Rodrigo Pacheco de Oliveira.

This counterpart is a true copy of the minutes of the 268th Board of Directors’ Meeting of Telefônica Brasil S.A., held on April 27, 2015, drafted in the book of minutes.

Breno Rodrigo Pacheco de Oliveira

Board of Directors’ Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 27, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director